Filed by Charter Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company:  Charter Communications Inc.
Commission File No. 001-33664

The following is an edited transcript of Tom Rutledge's remarks at the Liberty Media Corp Investor Day conference:

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EDITED TRANSCRIPT
LMCA - Liberty Media Corp Investor Day

EVENT DATE/TIME: NOVEMBER 19, 2014 / 05:30PM GMT

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NOVEMBER 19, 2014 / 05:30PM GMT, LMCA - Liberty Media Corp Investor Day

Tom Rutledge - Charter Communications - CEO

Finally got a sizzle tape. So, what is Charter? Charter is, today, almost 13 million homes passed in 29 states with 23,000 people. That's 200,000 miles of physical infrastructure spread out on the highways and byways of a lot of communities.

We have 6.1 million customer relationships; 4.3 million of them are video; half -- or 5 million of them are Internet and 2.6 million are telephony voice customers. And we are throwing about $8.9 billion of revenue and $3.1 billion of EBITDA.

So when I went to Charter at the beginning of 2012, Charter had come out of a process -- a bankruptcy process. And through that process, had been husbanding cash and underinvesting in the kinds of things you have to do to run a normal cable operation, let alone a growing operation. And so, we had a slow-growing, underutilized plant and an underpenetrated asset. But it had been fully upgraded from an infrastructure perspective.

So it had the capability to provide all the modern services, but it was in a state where it needed to be operated correctly. And the deferred maintenance that hadn't been done through the years had to be done. So we had to go walk that 200,000 miles of physical assets and find out what the state of the plant was, and put those into projects. But at its core, it had the assets it needed to compete. It had a relatively uncompetitive wireline footprint, but it actually had more satellite video customers in its footprint than there were Charter customers, which, to me, was the opportunity.

So, what we've done over the last three years is we've brought in a new operating team and a new strategy. We've developed a highly competitive product set with new pricing and packaging. And we've restructured the business itself. Every single reporting relationship in the business has changed. It used to be a fairly local and regional business. We've turned it into a singular business, a single centrally-managed service infrastructure, which meant that we had to retrain ourselves, reorganize ourselves.

And because of the capital situation that had been through all those years, Charter didn't have the call centers it needed; it didn't have the trucks; it didn't have the tools; it didn't have the test equipment. We've hired 6,000 people in the last two years, and we've capitalized those people and bought new call centers. We bought new trucks and new test equipment. And we took the plant, which had been filled with analog signals, and digitized it.

So, essentially, every customer in Charter has received a new piece of customer premises equipment. And on every outlet that we provide -- and there are about 2.5 outlets per household -- we have now put two-way interactive digital boxes. And by next month, that project will be complete.

So, as a result of all of the activities we've done, we've now ended up with a fully-maintained, fully-featured cable system with all the capacity of the network unleashed. It has taken us a substantial amount of capital to get there and it's taken us time. But through that process, we've been growing. And our growth has been accelerating. We've been driving market share. And we've gained in all of our product sets.

And the reason our products work in the marketplace is that our two-way interactive video service is superior to satellite. Satellite is a one-way broadcast medium. And we now have a more fully-featured two-way product that can't be replicated. Our data speeds have been taken up to a minimum 60 megabits. So that -- and in some markets, 100 megabits, meaning the slowest speed we sell. And that's 20 times faster than DSL. It's 10 times faster than U-verse. And it's a superior product.

We've also taken our Wi-Fi platform, which is what people connect to the Internet with in their house, and taken that up to very high speeds. A lot of companies, including FiOS, actually connect a very powerful network to a relatively low-capacity Wi-Fi network. So we have the fastest Wi-Fi network in the country deployed in consumer homes. And it's relatively powerful, because it has a powerful network connected to it, and it also has the capacity inside.

And all of that has made our products together superior. Our voice product, too, is fully featured and inexpensive. And so, when you mix and match it all together, Charter has the superior product to what a customer can replicate. If you think about what they can buy in our footprint, they can buy satellite from Dish or DirecTV, and pay in the mid-90s for video. They can buy DSL and pay $40 for DSL. They can buy traditional phone lines and pay $40 for that.

So, a customer in those markets is paying anywhere in the range of $170 to replicate what we are now marketing for $90, selling it at $120, and stepping up in increments over a two-year period to $160. So, we have a superior product with a packaging and pricing offer that is better than the current ARPU that we currently get out of customers, and is driving us, with additional revenue and superior products, deeper into the market.

And we have a team of people who know the playbook; they can do acquisitions. We have a big acquisition that we are absorbing at the moment. And I'll talk about that later in this presentation. But we have people now who can do it, take advantage of the scale, and get the efficiencies for additional growth.

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NOVEMBER 19, 2014 / 05:30PM GMT, LMCA - Liberty Media Corp Investor Day

What we are marketing today is 200 channels of high definition, 100% digital; VOD on every outlet, 60 megabits, fastest Wi-Fi, and fully-featured voice, as I just said. What has happened over the last three years is that we've gone from a sell-in of 27% triple play to now over 60% triple play sell-in on every incremental customer. 85% of our customer base is now in that new pricing and packaging. That pricing and packaging steps up through time. And it steps up -- and it can hold the customer base, because each of the component pieces is superior to what the customer can get elsewhere.

Our HD channels are up over 200-plus. We are almost complete with the all-digital project. It will be complete in December. And our expanded basic video growth, the product that contains CNN and ESPN, and all the services that people call cable, is growing at a 2% growth rate, which is taking back market share. And we're really the only cable company that's doing that today in the country. And we expect to continue to do that.

66% of our customers are now at 60 megabits-plus. And incrementally, no customer is being sold for less than 60 megabits-plus; whereas three years ago, that was as low as a megabit. And Internet penetration has come up 8% from 32% to 40% in the less-than-three-year period.

Where we are going from a product set and a development perspective is to an all-IP service that's in the cloud, which is currently served by the Charter TV app. The Charter TV app works on phones and smartphones, and on tablets, and on stationary devices too, like Xbox's and so forth. It allows you to get the full cable TV service in IP in the home on those devices. And when you're outside the home, with a different rights structure, you can get TV Everywhere, or any other services where we have rights outside the home.

1 million of our customers have already downloaded that app. And we can see -- we see continued adoption, and expect continued adoption, through time.

World Box is our downloadable security strategy. We were fortunate, as we went on this all-digital project, to cut our cost of CPE in half. We're able to do that by getting a waiver from the FCC, which currently bans integrated set-top boxes, meaning you have to have a cable card through -- by regulation, separate from -- or security separate from the box. We've been buying integrated boxes through that waiver. And in the meantime, while the waiver has been in force, we've stood up a new technology platform, which is downloadable security -- which is compliant with FCC rules.

And downloadable security allows you to separate yourself from your historic security vendors, and buy CPE from any vendor anywhere on earth, which is why we call it World Box. But what it really means is that we can get world pricing on our CPE, and continue to drive down the price of CPE. And as we've done that, our traditional vendors have followed the pricing, and we've been able to do our current digital upgrade at very low cost of CPE.

And as we look forward to the acquisitions we are making, we'll be able to take those projects up all-digital as well at much lower cost than any company to date has been able to do from an all-digital capital perspective. And when I say all-digital, I mean two-way all-digital on every outlet. That's different than some of the other projects that have been implemented throughout the industry.

The other thing we've been doing is creating an IP-like guide called Spectrum Guide. And it uses the capabilities of the DOCSIS platform, which is in some of our set-top boxes. But it also uses the Video-On-Demand streaming capability of our legacy boxes. And what this allows us to do is take our complete deployed base of boxes, and give them a state-of-the-art user interface that looks like something you would see on the latest machine.

And so our goal next year is to begin to roll that out. We've tested this year in Texas. We are confident that it scales, that it works. And so we're going to roll out this modern user interface across our entire footprint. Every box we have, every outlet we have, every TV connected to our network, will have a modern customizable and programmable user interface. And the word programmable, I mean we can change it as perceptions change about whatever the modern user interface is, and we're not tethered to the box and the processing power of the legacy box.

We essentially turn our boxes into thin clients. And we take the intelligence up into our network, and use the network to create the look and feel that we have, and to ultimately create the modernization process that we need, and the continuous improvement we need.

And lastly, we are doing the same thing with our service delivery platform. And service delivery is the handling of customer transactions -- which, in a cable operation, is enormous. The reason we brought our employees back onshore and built new call centers, and the reason we eliminated contractors where we could, and hired people and trained people to be our employees, is that customer service matters. It matters in what your costs are in the business.

Transactions cost money. And the more transactions you have, the higher cost your business is. And it actually saves you money to pay people domestically and train people -- and pay them well, but provide quality service with less transactions per customer. Furthering that goal is our new service delivery platform, which allows us to begin to do online provisioning of all customer activity.

And right now, we have 15,000 people in the new Company that will be in call centers, but substantial groups of our employees want to be able to have Uber-like applications when they interact with us. They want to know where our trucks are. They want to know where they are coming. They want to be texted ahead of time.

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NOVEMBER 19, 2014 / 05:30PM GMT, LMCA - Liberty Media Corp Investor Day

They want quality state-of-the-art service. And we are standing up the platforms to do that, which is integrated into our overall network strategy, which is intelligence in the network and the ability to service the network electronically.

How has all this development played out? Well, we are growing nicely. We are continuing to grow not only our customer count up in the upper left-hand quadrant there, but we are accelerating the rate at which we are growing. So over 0.25 million connections to Charter this year so far, and over 0.5 million primary service units.

As I said earlier, our expanded basic service which is the core cable TV service, which is the core cable TV service is growing and accelerating. Revenues are accelerating both residential and total. And EBITDA follows it, and EBITDA is growing as well, as you can see.

So the transaction, we, as you know, wanted to buy Time Warner Cable. And time is on our side I guess (laughter). But it wasn't quite the way we'd hoped, but it actually came out quite well.

So we did this deal where we traded 1.5 million subscribers of ours and we are going to pick up 3 million historic Time Warner subscribers. And we're going to pick up in GreatLand in a spin co, which we'll own 1/3 of it, 2.5 million customers. So -- and Charter's relationship to spin co is that we'll own 1/3 of it. We'll also do the operations for that business through a services agreement.

The assets are located in a highly concentrated way which gives us all sorts of economies of scale for both companies and both sets of shareholders. Charter essentially pulled itself out of the coast, out of New England and out of California and the Pacific Northwest, and is now the primary service operator in 10 states.

And the DMAs that we are in are also DMAs that GreatLand will be in. And the two companies together will use the Spectrum brand and the Spectrum product set to market a uniform product in the DMAs where both sets of assets exist.

So we go from a Company where we were in 29 states, and only 48% of our footprint was capable to be marketed with mass media. And what that means is because we'd have an asset in LA with a couple hundred thousand customers, we couldn't afford to buy the Los Angeles TV stations to reach those customers.

So that was true throughout the United States. We had some markets where we could do it, but many markets where we couldn't, and some markets where we did it, but it was less than efficient. And now, will be able to market more than 95% of our footprint through mass media both to GreatLand and to Charter.

And both companies will use the same brand strategy with a flanker brand like Xfinity is used in Comcast or Optimum is used in Cablevision. And so we'll have Spectrum services brought by GreatLand. We'll have Charter services, or Spectrum services brought by Charter. And in some markets that's 50/50 and in some places it's 80/20. But the calls will go into one location into a virtual call center. The provisioning, the intelligent networks that I talked about earlier will all be used for the benefit of both companies and allocated based on actual cost.

Charter gets 4.25% revenue share with GreatLand and provides administrative services as well. So we get these economies of scale through marketing. But we also get economies of scale at the local level in the sense that we fill out the DMA, and we can operate efficiently in the towns where we operate and use our workforce in an efficient way from the service infrastructure perspective, and get higher quality service in a more economic way.

And then lastly, we get the economies of scale of programming purchasing by being a larger company and the economies of scale from purchasing at a larger size.

So, the new Charter will have 5.7 million subscribers and 5.9 million Internet customers and 3 million voice customers. But we will be servicing 8.2 million customers in the total combined footprint, but with 8.2 million Internet customers and 4.1 million voice customers. And we'll be the leading operator in 10 states. And as I said earlier, we'll get marketing efficiencies. We'll get the fees and Charter will be on the Board of GreatLand, and be able to have a role in that company in a significant way.

And we did the deal at 7.125 times EBITDA, carved out EBITDA, which we think is a good deal and we get to leverage our significant tax assets across a bigger footprint.

So the new Charter is well-positioned, we have a highly capable network. We've got superior products, better video, better voice, both in the residential and commercial markets. Our new and legacy assets benefit from our operating strategy.

We have a similar footprint from a growth perspective. When I looked at Charter initially, I thought the fact that it was low penetrated and satellite was high penetrated was the upside of Charter. The upside of Charter and the upside of the new business is the size of its ultimate footprint. All of the unsold homes past inside the fixed infrastructure that has already been deployed, which is superior to the competitors' capabilities in those same areas.

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NOVEMBER 19, 2014 / 05:30PM GMT, LMCA - Liberty Media Corp Investor Day

And lastly, we have great tax assets. We have levered equity returns and we think we know how to use our cash effectively. And that's it, thank you very much.

QUESTION AND ANSWER

Vijay Jayant - ISI Group - Analyst

Obviously, the prospect of broadband legislation -- regulation is talked about. I just want to get your perspective on what do you think is happening, and how do you think this plays out and the appetite for Charter and Liberty to -- for the consolidated cable?

Greg Maffei - Liberty Media Corporation - President and CEO

Sure, not sure what it implies for a couple of things. One is delay in getting the Comcast deal completed. There may be a timing issue while the FCC studies the issue further.

You know, it's unpredictable what government does. My view is it would not change our behavior. We are in a race to get this kind of service into the consumer's home and lock up that opportunity as fast as we can, before other people overbuild this -- upgrade their networks and compete for that same opportunity. So I don't think it will materially affect behavior.

Financial returns could be affected. I doubt that they will be. There's nothing broken about the Internet right now. And it seems to me it's kind of far-fetched to come up with a monopoly theory for broadband. The idea that you can differentiate speeds above 25 megabits from speeds below 25 megabits seems pretty artificial to me in terms of defining a market.

I'm not -- I don't have a degree in antitrust theory, but it does seem to me that that distinction is a reach. And my guess is that Tom Wheeler will be able to thread the needle here and do something that satisfies some cosmetic concerns. But there's really been no abuse that anybody can point to that is material that would justify a heavy-handed government intervention at this point. So that's my guess.

John Malone - Liberty Media Corporation - Chairman

It's assured that the way to lower the average increase in broadband speeds in the United States is to talk about more regulation. We've already seen job-owning about people on that. But I'm sure that the spectrum, more government is going to provide less investment. We may capitalize on that by actually moving forward on some things, but I don't think it's going to fundamentally do anything other than lessen the opportunities for consumers.

John Malone - Liberty Media Corporation - Chairman

And cable, by the way, is in an enviable position to take its speeds up with much lower risk capital than in a shorter period of time then most of the incumbents.

Greg Maffei - Liberty Media Corporation - President and CEO

Tom is offering 60 meg minimum now in his digital footprint and the incremental cost to go above that is fairly attractive. Where's Tom?

Tom Rutledge - Charter Communications - CEO

I'm right here.

Greg Maffei - Liberty Media Corporation - President and CEO
There --

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NOVEMBER 19, 2014 / 05:30PM GMT, LMCA - Liberty Media Corp Investor Day

Tom Rutledge - Charter Communications - CEO

Well below any other alternatives. The incremental cost of a cable company, now that we've positioned our spectrum the way we have, which our actual theory was we would go to 100 right now. And we have a pathway through our CableLabs development platform to get to as high as 10 gig over the next several years in terms of capability out of the existing network.

So there's lots of capacity left and the relative capital required to do it is really pump capital as opposed to physical network capital. So it's relatively small dollars in proportion to the size of the business.

Unidentified Audience Member

Can you talk about small cell opportunities and cable's potential role in these head nets? I know I guess it's even more dark matter in terms of the long-term complexity, but it feels like it's an interesting opportunity longer-term at least.

Greg Maffei - Liberty Media Corporation - President and CEO

Tom, I know small cell, do you want to talk about small cell in your territory?

Tom Rutledge - Charter Communications - CEO

Sure. Well, first of all, Wi-Fi is small cell, if you really think about it. It's just unlicensed spectrum with very small cells. And there are opportunities to do that in the home and pole mounted or strand mounted with both licensed and unlicensed spectrum.

So Cablevision has done really a significant infrastructure project business rolling out over 40,000 whole mounted Wi-Fi hotspots in places where people work and gather and play. So that the broadband relationship that they've established is carried out into the public space. And then your voice product can ride on that as well.

There are opportunities for cable companies to own spectrum which it can use with other unlicensed spectrum in small cells and have relationships with large cells. And the products that we have can work in a hybrid fashion. And I think if you look at the way Charter's assets were put together in this latest deal, one of the thought processes is that ultimately we want to go into the business where we are selling a mobile service. And if you have a regional presence, your ability to do that is probably greater, both to acquire spectrum and to manage the subscriber relationships.

So I think our future is in some sort of small cell relationship with licensed spectrum selling products. And I think the most interesting thing about the whole business today is that Verizon's customers who buy LTE from them get the majority of bits they use on their service through our Wi-Fi network. Meaning, they've established a billing relationship for a data service which we are providing. And that seems --

John Malone - Liberty Media Corporation - Chairman

Seems like an opportunity to me, exactly. (multiple speakers) We might say Tom the trend, of course, has been for some of the wildest companies to do and acquire terrestrial network footprint. Vodafone is the most noteworthy recently; KDDI in Japan.

So this idea that to be a really successful wireless company you might need the capacity of terrestrial presence and interconnect and backhaul cable and wireless is a good example that -- [I don't know the first thing about it].

This coming together and essentially recognizing that a huge proportion of the bips that are going over and being built for our actually Wi-Fi bips. And the ability to transport the bulk of it on the terrestrial network with no spectrum cost is an important potential issue for the pure cellular companies. So it's an interesting long-term cost efficiency capacity equation that people are trying to solve for.

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NOVEMBER 19, 2014 / 05:30PM GMT, LMCA - Liberty Media Corp Investor Day

Ben Swinburne - Morgan Stanley - Analyst

But, I'm curious if you think this [sudden link] decision to drop Viacom is a one-off or a real sign of change? Charlie has got Turner up right now, and he certainly sounding like someone who doesn't know if he's going to go sign the contract. So is this -- are we really seeing a fraying of the bundle or is this more noise from your perspective?

Greg Maffei - Liberty Media Corporation - President and CEO

So, on the first question, I think once we are over 50, which we are at SIRI, I'm not sure there's anything fundamentally that changes until you get to 80, and tax consolidation -- needs to be some adjustments in the value between ourselves and the other SIRI shareholders. I'm sure the SIRI independents at some point might ask when does liquidity decline enough that the changes fundamentally the nature of the stock.

Fortunately, that's not my problem. That's theirs. I'm being a little bit flip, I don't think -- it's a continuum, that's not a clip for something. So I don't think there's a number other than that 80 of that tax consolidation. On the second point about the bundle fraying, do you want to go first, John?

John Malone - Liberty Media Corporation - Chairman

Well, I think you're seeing increasing friction because of the price pressures on content. And you know, so much of the oxygen has been taken out of the room by sports and the rising cost of sports that it's putting pressure on the distributors who are attempting to control costs wherever they can. And they are more likely to put pressure back on the weaker suppliers than the ones that they'd like to retaliate on, but they can't. I think that's the phenomenon you see going on.

And it's a challenge to diversity, basically. But it really is the phenomenon that we are seeing. If 80% of the incremental price pass-through is going to the sports supplier, right, there's very little room for inflation or budget -- budgetary increases for the non-sports driven.

And keep in mind broadcast television re-trans is basically sports driven. I think the numbers wouldn't look anything like they are, if it wasn't for the major sports that are on the broadcast distribution.

Greg Maffei - Liberty Media Corporation - President and CEO

I think this is sort of back to one of the second or third questions. The combination of that increasing bundle, driven in part or in main by sports but not only, and then exacerbated by new technologies.

You mentioned Charlie, who has been the most vocal about my kids don't watch, they think I'm stupid. I'm going down this road. I'm going to create an over-the-top service and I'm going to buy a lot of spectrum. Charlie has voted with his dollars about where he thinks the future is.

I don't know, Tom, if you'd add anything to this discussion?

Tom Rutledge - Charter Communications - CEO

Well, the only thing that I would add is that -- I think what John said is right. Somebody punches you and then you punch someone else (laughter). But the one you punch is the one who is weakest.

And what weak means is if the product is available elsewhere, if they've sold their relationship to you to other people, and your customers can go get that and actually get the perceived value of it because they enjoy the product, they've put themselves in a position where it's costless to take them out. And some people have pushed that envelope.

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NOVEMBER 19, 2014 / 05:30PM GMT, LMCA - Liberty Media Corp Investor Day

Ben Swinburne - Morgan Stanley - Analyst

Thank you.

Craig Moffett - MoffettNathanson - Analyst

Craig Moffett of MoffettNathanson. If the Comcast deal were to break for any reason, would you resume your pursuit of Time Warner Cable?

John Malone - Liberty Media Corporation - Chairman

Hell, yes. (laughter)

Greg Maffei - Liberty Media Corporation - President and CEO

We are going to be a little more circumspect. Time, we'll see what this thing looks like and whether it's attractive at that moment. How does it look? (laughter)

John Malone - Liberty Media Corporation - Chairman

But that said, we're totally happy with the deal that's been negotiated. And in many ways -- and I'm speaking now from a Liberty Broadband perspective. We're perfectly happy with the deal that's been negotiated. And in many ways, from our point of view, it's a better deal than going after 100% of the deal.

Greg Maffei - Liberty Media Corporation - President and CEO

Take the mic from Tom in case we get another answer (laughter).

Craig Moffett - MoffettNathanson - Analyst

And then just a follow-up if I could, in the event that it does proceed as expected, then the follow-up would be as you think about consolidation targets, how do you prioritize the screening of potential targets? Is it the clustering benefit with what you already have? Is it the fiber overlap that you talked about in your presentation? What are the criteria that you would say make the potential targets most (multiple speakers)

John Malone - Liberty Media Corporation - Chairman

I'm sure it's all the above. It's marginal investment for anticipated return. And obviously, it's always a target of opportunity. You can't buy things that aren't for sale, and you pay too much if you try. So it has to be a coming together of needs on the part of the current investors, and opportunities to improve the economics overall on the part of Charter.

And I think you would normally add bandwidth of management. But I think in the case of Charter, bandwidth is infinite and -- (laughter).

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NOVEMBER 19, 2014 / 05:30PM GMT, LMCA - Liberty Media Corp Investor Day

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

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